Exhibit 99.1

Wallbox Announces $15 Million in Private Placement Financings

A Portion Backed by the Spanish Public Sector via SETT

BARCELONA, SPAIN – June 5, 2025 – Wallbox (NYSE: WBX), a global leader in electric vehicle (EV) charging and energy management solutions, today announced two recent private placements of the Company’s Class A ordinary shares for an aggregate of $15 million. The first is an investment of more than $9 million from the Government of Spain through the Spanish Society for Technological Transformation (SETT), which joins Wallbox’s shareholder base as part of the Company’s financing round from February 2025. Additionally, existing investors including Inversiones Financieras Perseo, S.L. (a subsidiary of Iberdrola), Orilla Asset Management, S.L., Wallbox CEO and Cofounder Enric Asunción, and others contributed more than $5 million through a second investment, reaffirming their continued support for Wallbox’s growth and technological leadership.

The Spanish Society for Technological Transformation (SETT), a state-owned enterprise under the Ministry for Digital Transformatión and Public Administration, is a public entity dedicated to financing and promoting advanced and transformative technologies. With this investment, SETT supports Wallbox’s leadership as a technological frontrunner in the energy transition.

This investment by SETT is made through the Next Tech initiative, which aims to encourage private investment and improve access to financing in strategic sectors of the Spanish economy through disruptive technologies. Next Tech is part of the Recovery, Transformation, and Resilience Plan and is one of the key instruments managed by SETT. In addition, SETT oversees two other financial tools designed to strengthen Spain’s technological business ecosystem: PERTE Chip, focused on microelectronics and semiconductors, and the Spain Audiovisual Hub, which supports the digitalization and growth of the audiovisual sector.

These investments strengthen Wallbox’s balance sheet and provide the resources to accelerate the global adoption of its EV charging solutions, advance the digitalization of its solutions, and drive the development of cutting-edge technologies for smarter, more efficient energy management.

“The SETT’s support reflects its confidence in our long-term vision and underscores Spain’s strategic role in the global energy transition,” said Enric Asunción, CEO and co-founder of Wallbox. “This investment, along with the continued support from our existing shareholders, strengthens our commitment to developing advanced EV charging and energy management solutions while driving long-term growth.”

Supported by public-sector backing and renewed commitment from strategic investors, Wallbox continues to advance its long-term strategy and growth plans. These funding rounds underscore a shared commitment from both the public and private sector to accelerate the transition toward a more sustainable, efficient, and digital mobility.

The investment by the Government of Spain through SETT is part of Wallbox’s February 2025 financing round and is expected to close on June 13, 2025. The second transaction, backed by existing investors, was successfully completed on June 2, 2025.

About Wallbox

Wallbox is a global technology company, dedicated to changing the way the world uses energy. Wallbox creates advanced electric vehicle charging and energy management systems that redefine the relationship between users and the network. Wallbox goes beyond charging electric vehicles to give users the power to control their consumption, save money and live more sustainably. Wallbox offers a complete portfolio of charging and energy management solutions for residential, semi-public, and public use in more than 100 countries around the world. Founded in 2015 in Barcelona, where the company’s headquarters are located, Wallbox currently has offices across Europe, Asia, and America. For more information, visit www.wallbox.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this press release other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the expected closing of the private placement with SETT, the expected benefits from the private placement investments, market adoption of digital mobility and EV charging solutions, Wallbox’s future operating results and financial position, long term profitability and costs optimization, business strategy and plans and market opportunity. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “focus,” “forecast,” “intend,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “”target,” will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses as an early stage company; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives; political and economic uncertainty and macroeconomic factors, such as impacts from tariffs and trade barriers, consumer spending, inflation and foreign exchange rates; Wallbox’s ability to successfully manage its growth; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; risks related to losses or disruptions in Wallbox’s supply or manufacturing partners; impacts resulting from geopolitical conflicts; risks related to macro-economic conditions and inflation; Wallbox’s reliance on the third-parties outside of its control; risks related to Wallbox’s technology, intellectual property and infrastructure; executive orders and regulatory changes under the U.S. political administration and uncertainty therefrom, as well as the other important factors discussed under the caption “Risk Factors” in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this press release. Any forward-looking statement that Wallbox makes in this press release speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Wallbox PR Contact:

Albert Cabanes

press@wallbox.com